UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-12454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

        Exhibit index appears at page 15. This report contains a total of 16 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements
and Supplemental Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee of
Ruby Tuesday, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Louisville, Kentucky
June 18, 2004

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investment at fair value:
Company stock fund	$ 7,415,644	$ 5,309,845
Mutual funds	8,909,758	6,231,432
Money market funds and cash	1,211,961	1,164,396
Loans to participants	418,128	445,705
	17,955,491	13,151,378
Contributions Receivable:
Participants	7,429	50,431
Employer	1,171	9,944
	8,600	60,375
Net assets available for benefits	$ 17,964,091	$ 13,211,753

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 4,889,333	$ (1,985,694)
Dividends and interest	193,887	150,633
	5,083,220	(1,835,061)
Contributions:
Participants	1,589,945	1,648,312
Employer	259,375	243,939
	1,849,320	1,892,251
Total Additions	6,932,540	57,190
Deductions:
Distributions to participants	2,139,302	1,643,630
Administrative expenses	40,900	58,018
Total Deductions	2,180,202	1,701,648
Net increase (decrease)	4,752,338	(1,644,458)
Net assets available for benefits at beginning of year	13,211,753	14,856,211
Net assets available for benefits at end of year	$ 17,964,091	$ 13,211,753

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)    Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

                 (a)    General

The Plan is a voluntary, defined contribution plan covering all full-time employees of Ruby Tuesday, Inc. (the Company). Employees are eligible to participate in the Plan at six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

                 (b)    Contributions

Participants may contribute between 2% and 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, twenty-three mutual funds and one money market fund as investment options for participants. The Company matches 20% of the participant’s pre-tax contribution for those employees who have completed at least 3 years of service but fewer than 10 years of service; 30% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service but fewer than 20 years; and 40% of the participant’s pre-tax contribution for those employees who have completed at least 20 years of service. Prior to June 1, 2002, the matching Company contribution was invested directly in the Company stock fund. Effective June 1, 2002, the Compensation and Stock Option Committee of the Board of Directors of the Company approved a resolution allowing participants to direct the investment of their entire matching contribution account balance into any investment option offered by the Plan.

                 (c)    Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

                 (d)    Vesting

Participants are 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

                 (e)    Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

                 (f)    Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. Loans outstanding at December 31, 2003 and 2002 had interest rates ranging from 4.5% to 10.5%.

(2)    Summary of Significant Accounting Policies

                 (a)    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

                 (b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

                 (c)    Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on quoted market prices on the last business day of the Plan year. Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

                 (d)    Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

                 (e)    Reclassifications

Certain prior year amounts have been reclassified to conform to the Plan year 2003 presentation.

                 (f)    Payment of Benefits

Benefits are recorded when paid.

(3)    Investments

The Plan’s investments are held by a trust fund administered by Strong Retirement Plan Services. The trustee is UMB Bank, N.A.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool*	$7,415,644	$5,309,845
Mutual funds:
Strong Advisor Small Cap Value Fund	2,135,191	1,314,982
Strong Advisor Bond Fund	1,217,574	1,342,486
Strong Advisor Growth and Income Fund	1,190,431	927,038
Oppenheimer Global Fund	1,285,001	842,847
Barclay Global Index Fund	0	664,553
Strong Index 500 Fund	951,569	0
Money market fund:
Strong Money Market Fund	1,211,961	1,164,396

* Included nonparticipant-directed investments prior to June 1, 2002

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,889,333 and $(1,985,694) during the years ended December 31, 2003 and 2002, respectively, as follows:

	2003	2002
Company stock fund	$ 3,104,605	$ (1,003,098)
Mutual funds	1,784,728	(982,596)
Totals	$ 4,889,333	$ (1,985,694)

As the participant-directed and nonparticipant-directed amounts cannot be separately determined, the Company stock fund is considered nonparticipant-directed. As of December 31, 2003 and 2002, the Company stock fund had net assets of $7,415,644 and $5,309,845, respectively. Information about the components of the changes in net assets during the years ended December 31, 2003 and 2002 related to the Company stock fund are as follows:

	2003	2002
Change in net assets:
Net appreciation (depreciation)	$ 3,104,605	$ (1,003,098)
Administrative expenses	(4,937)	(19,124)
Contributions	347,099	427,643
Distributions to participants	(960,271)	(896,267)
Net transfers	(380,697)	(71,684)
	$ 2,105,799	$ (1,562,530)

(4)    Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

(5)    Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Committee and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(6)    Transactions with Parties-In-Interest

The Company Stock Fund invests in Company stock and a money market fund managed by Strong Retirement Plan Services. At December 31, 2003 and 2002, this fund held 249,470 and 307,105 shares of Company stock, respectively, with market values of $7,107,400 or $28.49 per share and $5,309,845 or $17.29 per share, respectively.

Certain Plan investments are shares of mutual funds and a money market fund managed by Strong Retirement Plan Services. Strong Retirement Plan Services is the administrator as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $40,900 and $58,018 for the years ended December 31, 2003 and 2002, respectively.

(7)    Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule 1

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)

Form 5500 Schedule H Part IV 4i

EIN: 63-0475239

Plan Number 001

December 31, 2003

Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund:
Ruby Tuesday, Inc. common stock pool*	264,939 units of common stock pool	$ 2,789,381	$ 7,415,644
Mutual Funds:
Strong Advisor Small Cap Fund*	77,559 shares of mutual fund	1,653,271	2,135,191
Oppenheimer Global Fund	24,951 shares of mutual fund	1,153,935	1,285,001
Strong Advisor Bond Fund*	110,288 shares of mutual fund	1,194,613	1,217,574
Strong Growth and Income Fund*	60,489 shares of mutual fund	1,280,608	1,190,431
Strong Index 500*	72,528 shares of mutual fund	753,294	951,569
Strong Moderate Portfolio Fund*	41,180 shares of mutual fund	391,433	399,032
Strong Opportunity Fund*	7,543 shares of mutual fund	265,155	297,565
Strong Short Term High Yield Bond Fund*	30,650 shares of mutual fund	265,845	266,345
Strong Aggressive Portfolio Fund*	20,063 shares of mutual fund	173,490	192,809
Strong Large Cap Growth Fund*	7,431 shares of mutual fund	146,122	155,598
Longleaf Partners Fund	3,431 shares of mutual fund	53,287	102,865
Alliance Growth and Income Fund	28,741 shares of mutual fund	97,153	97,145
Oppenheimer Quest Balanced Value Fund	5,904 shares of mutual fund	89,133	96,653
Oakmark fund	2,159 shares of mutual fund	72,358	81,040
Invesco Dynamics Fund	5,355 shares of mutual fund	68,377	78,938
Strong Conservative Portfolio Fund*	6,845 shares of mutual fund	62,091	65,304
Longleaf Partners Intl Fund	4,472 shares of mutual fund	89,288	63,101
Janus Advisor International Fund	2,330 shares of mutual fund	50,253	56,547
Strong Growth 20 Fund*	3,974 shares of mutual fund	55,523	51,499
Westport Small Cap Fund	2,175 shares of mutual fund	39,789	47,403
Strong Advisor Mid Cap Fund*	3,759 shares of mutual fund	42,173	43,907
Davis NY Venture Fund	644 shares of mutual fund	15,554	17,711
Pimco Total Return	1,543 shares of mutual fund	16,710	16,530
Total Mutual Funds		8,029,455	8,909,758
Money Market Fund:
Strong Money Market*	1,211,961 shares of mutual fund	1,211,961	1,211,961
Participant Loans	Interest rates ranging from 4.5% to 10.5%	--	418,128
Total Assets Held at End of Year		$12,030,797	$17,964,091

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule 2

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Reportable Transactions

Form 5500 Schedule H Part IV 4j

EIN: 63-0475239

Plan Number 001

Year ended December 31, 2003

					Current Value of Asset on
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Transaction Date	Net Gain
Individual Transactions in Excess of 5% of Plan Assets

There were no transactions involving nonparticipant-directed investments in excess of 5% of Plan Assets.

Series of Securities Transactions in Excess of 5% of Plan Assets

* Strong Retirement Plan	* Ruby Tuesday, Inc. Stock	$640,558	$--	$640,558	$640,558	$--
Services
* Strong Retirement Plan	* Ruby Tuesday, Inc. Stock	$--	$1,724,816	$871,085	$1,724,816	$853,731
Services

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Compensation and Stock Option Committee of the Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/28/04
/s/ Stephen I. Sadove Stephen I. Sadove, Director; Chairman, Compensation Committee

Date: 6/28/04
/s/ Marguerite Naman Duffy Marguerite Naman Duffy Plan Administrator

Exhibit Index

Exhibit Number	Description	Page Number

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm,	16
	dated June 28, 2004